Filed by Otonomo Technologies Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Software Acquisition Group Inc. II

Commission File No.: 001-39514

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com.

Julian Klymochko: Welcome Ben to The Absolute Return Podcast. Really excited to have you on the show today, definitely crazy times. I’m sure in your life with the recently announced a going public transaction via SPAC, Software Acquisition II. Were interested in getting into that today, hearing some of the background behind that process. But before we get into that, could you give our listeners some background information on your career trajectory and how you ended up founding and leading Otonomo?

Ben Volkow: Definitely, so. Hi, Julian and thanks for again for inviting me. So very exciting times on our side, lots of excitement, lots of good things happening. I’m what is called a serial entrepreneur. I’ve been doing it for the last 20 years, starting companies and growing them from an seed idea, from presentation, towards business and taking them forward. And I’ve been doing it communications, in the data and in the enterprise segments most of my career. And the story behind it, normally is an interesting one. One of my previous companies, a company called Traffix was acquired by five networks. And I remember that we had the request from one of the German car manufacture, to come and talk to them about the data plans and, you know what? Nobody wanted to go and talk to them. It was 2015 and, you know, they told me what? German car manufacture, maybe the code the wrong number.

And I find myself, you know, flying to Germany and having a discussion with them. And it was a fascinating discussion. It was a discussion about the future of the auto industry, about security and data and cloud and communication, and services around the vehicle. And I came out of it and said, look, that’s exactly what I’ve been doing for the last 15 years in other markets, really taking data and opening up to build value. And I feel that they can take my expertise from other markets and support and do something very, very interesting also in the automotive industry. So that’s the story behind why I jumped in the water. And of course, the first idea and concepts around with Otonomo, of course, it’s [Inaudible 00:02:37] that shifted the [Inaudible 00:02:38] right and left. But the north star is not very different than the north star we had a 2015 when we started.

Julian Klymochko: Interesting, and you mentioned this notion of being a serial entrepreneur and being located in Israel. So, like I assume investors, public market investors, would now be interested in the stock. Currently it is a SPAC, and then it’ll convert into trading as Otonomo? These investors were largely be from the U.S., some from Canada, which is our podcast listenership as well. Can you talk about your experience in building Otonomo and your earlier entrepreneurial successes from Israel?

Ben Volkow: Definitely, Really Israel is a very small country. I think, 8 million people overall. And for us, we understand from day one that the market is not in Israel. The market is outside of Israel, and in our case, it’s global market. We do business in Detroit, but also in Stuttgart, in Wolfsburg, in Leone, and then Tokyo, wherever the automotive apps are. So, from day one, you build a business facing out. I feel something very interesting and it’s a place for a longer discussion around Israeli culture and startups and entrepreneurship. We saw many, many interesting companies coming to NASDAQ from Israel. It’s Wix and Fiverr and SolarEdge and JFrog. And, you know, we can talk about Check Point, very, very interesting companies and I think part of it, is the culture in Israel. You are really, it’s very different than what you find in Europe. We are from very young age. We get the ability to take risks and to jump to the water, to try. And if you fail, it’s not good, but not bad, you tried. Trying and going to the journey is something you get a lot of support for, of course, everybody wants the journey to end nicely, but starting the journey, working on the journey, is something you get a lot of respect for. And I think that’s why we see so much innovation, so much startups, and recently so many listings from companies in Israel. And I think there are great companies here and we’ll see more, but for us really going back to the business, like everything in life, everything is pros and cons. And really some of the challenges for us is that foreign language far from the market in different time zones. But also, it keeps you very focused when, you know, where is the market, you know, where are you aiming? And maybe I should add that we have a very good technical talent here in Israel. Part of it is good universities. Part of it is the army that really, a lot of people in very young age get a lot responsibility and doing amazing things. So, I think it’s a very, very interesting environment. I think that in VC investments, we are third or fourth in the world after California, New York and London. So very, very exciting place for innovation and technology.

Julian Klymochko: And we are certainly seeing a large number of new companies, specifically tech startups coming out of Israel and enlisting in the U.S. exchanges, which is super exciting to see. And it’s cool to see Otonomo to be pursuing that path as well. So, let’s get into the underlying business model that you guys are running at the company specifically involving automotive data, I know you framed it was really just, you know, the future of the auto industry is the data and all the services you can provide from that data. Can you describe the company’s business model for investors and you know, how you plan on getting clients, generate revenue and growth in the future?

Ben Volkow: Definitely. So Otonomo is really a data platform for the automotive industry. Cars are getting connected, they come out of the dealership with a modem and a sim, just like a phone and more than 90% of the cars that were sold in 2020 in North America and Europe were connected and the numbers are growing all the time. And in the not far future, it will be unrepresented cars. And all those connected cars are really moving sensors on the wheels. They got hundreds of sensors that are all the time collecting information, and this information using the modem in the car, in the 5g or 4g network is sending a lot of data to the database of the car manufacturers. The Ford, the GM, the Nissans of the world, what we do at Otonomo. We enable those car manufactures. We call them OEMs to utilize, and monitories this data.

We are connecting from our platform to the car manufacture database. We take the data that is already sitting there, and we provide it to an ecosystem of services that want this data, smart cities and insurance services and financial services and retails and parts providers, transportation agencies. And there are thousands of use cases, and then dozens of industries that want these things. And our business model is very simple and very similar to other marketplaces. It could be Amazon, Fiverr or Airbnb. We open revenue share with OEMs, so we connect to the database. We take the data, we supply to the third party, interested in this data. And we have some revenue share with the OEM. We have additional re additional revenue source, which is such [Inaudible 00:08:44] that we license on top of the platform. Many of the OEMs we engage with are missing a few technical parts to enable the business. They might be missing the technology to anonymize the data, to meet regulation. They might be missing the technology part to meet GDPR or CCPA. They might be missing the ability to take the data and purify it. So, we provide it on top, we license it to them. So those are the two revenue sources for us. One is revenue share, the marketplace. And the other is licensing SAS models to the OEMs.

If you know this industry a bit, the automotive industry, you know that, it’s very long times to get agreements with the car manufacturers. And then one of the, I think achievements of Otonomo and the things that make us quite unique is that we have today 16 agreements with car manufacturers and some of the names that I can mention. Mitsubishi, Peugeot, and BMW, and [Inaudible 00:09:48] and Fiat, Chrysler and many others. They all trust us, which may be something that is, one of the most strategic assets, the data. So those 16 arraignments and about 40 Neo cars that are connected to our platform. We have access to really put us in a very, very unique position. I think today we are already the biggest center for automotive data in the world. And this data is a lot of interest, and it’s really enabling so many new use cases and business models. And so, this is about us, we opened a shop in early 2020 for business, and we had, you know, we are a marketplace. Until we had enough data, we couldn’t really open the shop.

The moment we had enough data. We opened it last year and, you know, the request, the demands, the interest, it’s amazing to see. And we start to see the famous wheel spin effect. The more data we have, the more customers, the more customers we have, the OEMs want to give us more data. So, it’s great to see each side of the marketplace feeding the other. Very exciting times, a lot of growth. The future looks bright.

Michael Kesslering: Absolutely. I think the most interesting part of a two-sided marketplace is those network effects, right? And so, moving a little bit to the capital markets side, where you’re certainly doing some innovation on that side as well, choosing to go public through a SPAC, as you recently announced the initial business combination with Software Acquisition II. And so, we’re always curious as we do follow the SPAC market very closely, and we’re always very curious about how these deals come about. So, can you provide a little bit of background on how this transaction came about?

Ben Volkow: Definitely. I think in September, five months ago, things were looking good and we were considering a funding round and we actually had a few offers from investors, investing in the company. And then we started getting some things regarding, from banks. Regarding SPAC and the general story was that when the banks came, they said, look. We see so much activity around Otonomo cars, all the little companies, for example. And we see so much activity around electronification, all the EV companies, the risers of the world, but there’s another very important pillar, which is part of the future of automotive, which is data services and connectivity and new Otonomo seems to be one of the main pillars there. We think it could be very relevant, we receive a SPAC, and then going public. And we weren’t sure, and again, like everything, it has pros, it has cons.

We evaluated it with a number of banks. We talked to number of the SPACs and we decided that it’s the right thing for us, that a lot of very good things that this process is bringing us. I can tell you that, was it like three weeks after announcing the merger, the feedbacks for the market of very, very positive. Our OEM partners, our service providers ecosystem. They are all very, very happy about this. It means Otonomo, we stay around, we want the closing down like a startup or being acquired tomorrow. And it gave us the ability to push forward on the business, give us the cash injection to run faster with the roadmap. So, a lot of excitement internally, and also externally from our ecosystem around this move.

Michael Kesslering: When you mentioned that you were looking at different alternatives, was one of those alternatives that you, I guess, spoke about with advisors and internally, did you look at say a traditional IPO or a direct listing. Did you look at those aspects as well?

Ben Volkow: So, we had a discussion about it and [Inaudible 00:14:11] was that we are less suited to this process today. Yes, we can say, okay, that’s where we aiming and get there in two, three years. But we saw that, it means raising money now from investors, get in motion, moving slower than we wanted, and then doing the IPO. And then we felt this SPAC is a very interesting opportunity where we are being evaluated, not just on where we are now, but where we’ll be in two, three and four years. And it’s very typical to the automotive industry because it’s so slow moving, from getting the traction, from getting the contracts. To actual revenues, it can take two to three years. It’s an industry for brave people, and we feel that with SPAC, there’s understanding for our unique, I would call it business. And we felt it’s the right thing for us. It enables us to move fast. We don’t need to raise money and another part-time raise money, and then we do it all at once. We can move faster, you know, part of our business. I’m sure, you know it. With marketplaces, there’s a big advantage for the first mover, usually there’s one guy that takes the 80% and all the rest are left with 20. This is why we have one Airbnb and one Fiverr and one Amazon. He is in a very, very good position to be this guy that takes 80% of the market and going in this route enabled us really to move faster, to get the right funding, to get the right exposure and even the right insight, operational processes to support the growth and, and where we aiming. And I can tell you that, as I said, you know, things are looking good. And we are aiming to really, to be the guy that takes 80% of this market.

Julian Klymochko: We’re always interested in hearing some of the background and what goes into putting these deals together. And so, from your perspective in this SPAC process, where are you talking to multiple potential SPACs to combine with and go public that way? Was it, you know, you just talked with a handful or were your advisors introducing you to multiple different potential partners? And how did you select which one you’re going to utilize, in this going public transaction?

Ben Volkow: It’s a very good question. I think that SPAC combination is a bit like a TOEIC wedding, you got one shot. And so, you want to meet as many ladies as possible, and make sure you have some discussion with them before you get married, and that’s what we done here. Being approach, being introduced to number of SPACs. And we talked to them and, you know, we saw from the beginning somewhere weren’t relevant, some thought we weren’t not relevant. Some were great, some were focused on other industries. There is so many SPACs out there. I think for us, what made us choose, and I think it’s mutual choosing. We chose them and they chose us. Software Acquisition was not all [Inaudible 00:17:46]. One criticize is the of funding. We are a software company. We feel that we don’t need the SPAC, that is $500 million dollars. We don’t need those amounts of, we are not building cars or arenas, just software. So, the cost are slightly lower.

We felt that the team at Software Acquisition is a very strong team coming with strong and very successful background in the [Inaudible 00:18:13] industry. We felt that those are people that come from similar industries. They understand data and scent enterprise. They are not from the cannabis industry or the healthcare, which are great industries, but less relevant for us. In the end, you want someone that understand your business better than you if possible, and can support you and give you advice in the board. And I think that the human part of it, someone that will sit on your board, as I said, it’s almost like a TOEIC wedding. You want someone you can walk with, you can talk to, you can consult with, you can learn from, and I think that Software Acquisition ticked all those boxes very nicely. So, we had a lot options, but we thought that’s the right point for us. And I can tell you that after, I think four months of discussions, engagements, managing together, et cetera, I believe that we’ve chosen wisely and right.

Julian Klymochko: That’s great to hear, and another key aspect of this transaction is the pipe financing. Of course, and you guys raised $172.5 million dollars from investors, including Fidelity, Senvest, Dell. We’re interested in how did that come about? And were you involved in those discussions or was it something the investment banking advisors do? Or is it, you know, is it the SPAC team doing? How did that come together?

Ben Volkow: So, we are very, very proud of the list of investors that joined the pipe. And some of them like Dell and [Inaudible 00:19:59] which is another one in the type of where existing investors that really believed in what we do. They saw the progress and part of it to show that they believe in the company and happy about the progress, also took part in the pipe. The others are really new investors like Fidelity, like BNP Paribas and other very, very respectable names. And as a CEO of the company, you are really the center of the pipe discussions. Of course, you bring your CFO, of course, the SPAC is presenting also, why they chosen you, but in the end, the investment is going into Otonomo and what we deliver today and what we intend to deliver in the end. And as a CEO, you need to be there. Recent, explain, protect, answer and make sure that Fidelity feels that this is the right thing for them, especially today, where there’s so many opportunities and companies knocking on the door to shine out and get the trust is, maybe more challenging than in quiet times. And I can tell you that for us, I talked to some companies, they met 60, 70, 80 different investors in the process. For us, it was much more relaxed. I think we met about 30 different investors, and we were lucky to be number of [Inaudible 00:21:25], although subscribe. So, we could really pick and choose the right investors. You look for people that understand your business. You look for people that are looking for long-term investment. You look for people that can maybe assist you down the road. So, we were lucky enough to be able to choose and to influence the allocation of each one of those. Many people I hear, when I talk to other CEOs that went through the process, they talk about the pipe something very traumatic.

Michael Kesslering: It was?

Ben Volkow: I actually I don’t anyone enjoyed it a bit. It was good discussions with very smart people.

Julian Klymochko: That’s great, and it seems like everything with respect to your going public transaction, via SPAC is going pretty wonderfully thus far. Pipe massively oversubscribed. The market likes the deal thus far, judging by the trading of Software Acquisition II. So, at this point given what you’ve learned through the SPAC process, would you recommend this route of going public to other private companies? And if so, why? Like, what is some of the benefits that you believe that, you know, the SPAC can bring to a private company?

Ben Volkow: So, you’re asking a good question. I think that it depends on the company, on the market or the stage. Definitely SPAC is a great way to get public and to benefit from all the good things that are associated with this. Having said that, for many companies. SPAC is like taking a kid out of elementary school. Doesn’t give you a good student. Use the university, see you in three months. It’s not an easy move and not all the companies can do it. You need to get to a certain maturity. You need to have certain internal processes. You need to have the business in a certain place where you can see where it’s going and were what is coming. So, I don’t think it’s right for all companies. Definitely, it’s right for many, many companies in similar position too Otonomo. I’m also not sure it’s right for all the industries. Some industries have unique or activities that maybe are better suited for SPAC. So, as it gave the right cash injection. It gave us the right credibility in the market, our system is very happy. It that gave us the ability to move faster and more aggressively on the way to fulfill our vision. Again, it’s not perfect, you know, there’s a lot of costs. There’s a lot of internal processes that need to come. Some of them are good, some are not good. It creates a lot of transparency, not always you want all these transparencies, especially when things are not going well, but in the end its much more good than bad in this process. For us, it was very right. And I think that each company is a different story, but I’m sure there are other companies which could be a great fit for it a SPAC.

Michael Kesslering: So, when the SPAC merger does close, you will have the pipe financing as well as ideally a large amount of the SPAC cash in trust, will remain with you. And so, if that all goes, according to plan should have over $300 million dollars of cash on the balance sheet. Can you describe a little bit more into how you’re going to use that cash to achieve some of the vision that you’ve described today?

Ben Volkow: Definitely. So, I think we’re going to use the cash in couple of ways, and we’re looking to accelerating the roadmap. We have a lot of requests from either the OEMs or the ecosystem that consumes the data for additional technology. So, we want to serve them and really give them what they need and want to move faster. We want to grow the sales team, and today we use a lot of automation and have a very small sales team. And again, we feel that we are in the right place where we see the market, you know, the tide is rising. We are setting on the tide, but we need a slightly bigger boat to stay on top. We are looking to additional geographic also. Today we operate in North America and Europe mainly. That’s most of the 40 million cars are coming from there, most of the business. We see maturity and requests coming from other markets. Many of the common manufactures are telling us, look. With IQ, we work together in North America, Europe. Can we also touch the water together in Japan, Korea, or Brazil, et cetera? So, we’ll be going to additional markets. And then we have a few other plays up our sleeve. But as you can see, we have a lot of plans, and luckily, we have really the ability to now to go forward and fulfill them.

Julian Klymochko: Right, and once this transaction closes, obviously you’re up in trading. You guys are cashed up, pursuing an aggressive growth plan. Was wondering about the competitive dynamics in the market. You do have a slide in the investor presentation, the competitive assessment. We compare yourselves against two European competitors and some technology vendors. It was wondering if you could describe to investors, how Otonomo plans on differentiating itself from its competitors within, I assume a highly competitive marketplace?

Ben Volkow: It’s a good question. So, let’s touch for a second. I think from day one, we’ve done two things differently. One, we invested a lot in technology. I think we have 26 patents and patents spending, a thing that the British company mentioned in the SPAC as two patents that they got for a small acquisition, which are not really relevant. We talked about the SAS models. We are much more than a marketplace. We really see the need for technology also, and this approach has served us well. So, I think one thing that is slightly different, we are not trying to be data pushers. We are really trying to be a partner that supplies the one-stop shop for technology needed to enable it. I dealt with the providers of the data consumers.

The second is neutrality. One of our competitors, for example, took about $100 million dollars from GM and the moment they done this, they put two GM guys in the board, they were call GM, everything, except the sign on the building. Many OEMs told them, guys, you know, data is so sensitive, so strategic. We have a challenge here. We were very careful all along the journey, not to call the company. We believe that if you are a marketplace, to deal with data, you need to be neutral. You cannot take sides, so we have competition, good companies. And we mentioned really also the big guys, the Silicon Valley heavyweights, and a lot of them are partners. Microsoft is a good partner; AWS is a good partner and a few others. And we will see some hopefully announcement coming in the next few weeks and months. But if the market is as big as McKenzie believed, the $7 billion market for marketplaces and technology here. I’m sure that this is an ocean, interestingly enough, also for those guys and strategic enough. And I believe that we will see some of those heavy weights coming in and competing with Otonomo.

It’s good, it’s bad, it has pros and cons, but definitely I think it’s another indication of the size of the market. About the fact that it’s heating up and how strategic it is. And I open it really why the good early work that we’ve done in the partnerships and the technology and the IP, we can maintain the partnership also with those in Silicon Valley heavy weights and be the partner also in the market, heats up and grows. To summarize, I think we are well positioned. We have competition, good companies will have more competition as the market grows. But I think with technology, with neutrality, with the right funding, with mover advantage. With the agreements we have to get an OEM agreement, it takes three years. We have 16 signed agreements. I think we have some good barriers to make sure that we will be the leader, not now when the market is so small, but in four or five years ago, when the market is hundreds of millions of dollars.

Julian Klymochko: And as a company, that’s basically brand new to the public markets. It’s really important in getting out there telling your story. And you had a lot of interesting data points in the investor presentation, whether it be the forecast revenue growth or the total addressable market. For investors new to the Otonomo story. Could you give a quick rundown of the case for investing in the stock?

Ben Volkow: Oh, definitely, you know, that’s what I do for [Inaudible 00:31:12]. So, you know, analyst are talking about the future of automotive and they talk about what they like to call CASE. CASE stands for communication, autonomous, shared and electrified. And autonomous really is the, maybe market reader under the sea. The communications, the connected and data is big part of the future of the auto industry. Otonomo is some unique assets and a lot of success with the OEMs. We really became the near factor, the standard with 16 OEM agreements. We are growing nicely. We are well positioned to be the market leader in this very large and very strategic market. And more than this, I think that we have a very strong management team, people that have delivered in the past, people that are well suited for the work. I’ve done it before, I started companies, I build businesses, successful businesses. I delivered on my promises, I executed on plans. So, I think we are in a good position. We have the right funding and banking to make it happen. And we have very, very bullish about the next couple of years.

Julian Klymochko: Thank you for that, and prior to letting you go today, were can investors, find out more?

Ben Volkow: On our website, there’s a link for investors, but more than this, we have an email, investors@otonomo.io. You are welcome to send an email, we’ll add you to the distribution list. If you have questions, we’ll try to answer them. So, we have a lot of respect to our investor’s community for their trust.

Julian Klymochko: That’s great to hear, that’s music to investors ears, certainly to have that support and being able to reach out to management and leadership and really get some key insights into the business and the story. Exciting times, we wish you the best of luck in there going public transaction to the SPAC Software Acquisition II. We’ll be cheering from the sidelines as shareholders in the company. We’re excited about the story, so wish you all the best. And thank you, Ben for coming on the podcast today.

Ben Volkow: Thanks Julian, thanks Michael. Thank you for inviting me. Thank you very much.

Julian Klymochko: All right. Cheers.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Otonomo Technologies Ltd. (“Otonomo”) and Software Acquisition Group Inc. II (“Software Acquisition”), including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by Otonomo and the markets in which it operates, and Otonomo’s projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Software Acquisition and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Software Acquisition’s securities, (ii) the risk that the transaction may not be completed by Software Acquisition’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Software Acquisition, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Software Acquisition and Otonomo, the satisfaction of the minimum trust account amount following redemptions by Software Acquisition’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo’s business relationships, performance, and business generally, (vii) risks that the proposed business combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against Software Acquisition related to the business combination agreement or the proposed business combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) the price of Otonomo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Software Acquisition’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Software Acquisition from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and Software Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Otonomo nor Software Acquisition gives any assurance that either Otonomo or Software Acquisition will achieve its expectations.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Otonomo and Software Acquisition. In connection with the proposed business combination, Otonomo intends to file a registration statement on Form F-4 that will include a proxy statement of Software Acquisition in connection with Software Acquisition’s solicitation of proxies for the vote by Software Acquisition’s stockholders with respect to the proposed business combination and a prospectus of Otonomo. The proxy statement/prospectus will be sent to all Software Acquisition stockholders and Otonomo and Software Acquisition will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION

WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and Software Acquisition through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Software Acquisition may be obtained free of charge from Software Acquisition’s website at www.[    ].com or by written request to Software Acquisition at Software Acquisition Group Inc. II, 1980 Festival Plaza Drive, Suite 300, Las Vegas, NV 89135, and the documents filed by Otonomo may be obtained free of charge from Otonomo’s website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzeliya Pituach, Israel 467256.

Participants in Solicitation

Otonomo, Software Acquisition and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Software Acquisition’s shareholders with respect to the proposed business combination. You can find information about Software Acquisition’s directors and executive officers and their ownership of Software Acquisition’s securities in Software Acquisition’s final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from Software Acquisition’s shareholders and their direct and indirect interests will be included in the proxy statement/prospectus for the proposed business combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.